SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 1 April 2008
NATIONAL GRID plc
(Registrant’s Name)
1-3 Strand
London
WC2N 5EH
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc
By:	/s/ David C Forward
David C Forward
Assistant Secretary

Date: 1 April 2008

ANNEX 1 — SUMMARY
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a — 16 or 15d — 16 of
The Securities Exchange Act of 1934
Announcement sent to the London Stock Exchange ‘out of hours- 31 March/1 April 2008’
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

‘National Grid plc: SALE OF RAVENSWOOD GENERATING STATION FOR $2.9 BILLION’

31 March 2008
NATIONAL GRID plc
SALE OF RAVENSWOOD GENERATING STATION FOR $2.9 BILLION
National Grid plc (“National Grid”) is pleased to announce that it has signed an agreement to sell its 2,480 megawatt Ravenswood Generating Station in New York City to TransCanada Corporation for a total cash consideration* of $2.9 billion, payable upon completion of the sale.
“We are delighted with the outcome of this process. Not only have we quickly delivered on our obligations to the New York Public Service Commission to sell Ravenswood but we have also delivered value for our shareholders” said Steve Holliday, Chief Executive of National Grid. “I am pleased that we have reached agreement with TransCanada, which has an excellent track record in operating power plants; I’m sure they will do a great job managing Ravenswood in the future.”
The sale is subject to regulatory approvals from the Federal Energy Regulatory Commission, the New York Public Service Commission and clearance under US anti-trust and foreign investment laws. Subject to these approvals, National Grid expects to complete the sale by summer 2008.
Proceeds from the sale of Ravenswood will be used for general corporate purposes.
Ravenswood Generating Station, a 2,480 megawatt facility in Queens, N.Y. is primarily fueled by natural gas, and provides over 20 percent of New York City’s electricity supply. Ravenswood was acquired as part of National Grid’s acquisition of KeySpan in August 2007. Divestiture of Ravenswood was a condition of the New York Public Service Commission order approving the acquisition of KeySpan by National Grid and as a consequence it was classified by National Grid within discontinued operations since the acquisition of KeySpan.**
Merrill Lynch & Co. Inc. is financial advisor to National Grid in the transaction.
CONTACTS

Investors
George Laskaris Richard Smith	+1 718 403 2526 +44 (0)20 7004 3172	+1 917 375 0989 (m) +44 (0)7747 006321 (m)

Media
Clive Hawkins Chris Mostyn	+44 (0)20 7004 3147 +1 718 403 2747	+44 (0)7836 357173 (m) +1 347 702 3740 (m)

Brunswick
Paul Scott	+44 (0)20 7396 5333	+44 (0)7974 982333 (m)

*	Including working capital, fuel stocks and lease prepayment; subject to customary closing adjustments.

**	Due to the requirement to sell Ravenswood as part of the regulatory process to approve National Grid’s acquisition of Keyspan, it has been classified as discontinued operations by National Grid. The gross asset value of Ravenswood in KeySpan’s last audited accounts under US GAAP as at December 31, 2006 was $1.2bn and it achieved operating income of $138m in the year ended December 31, 2006.
About National Grid
National Grid (LSE: NG.; NYSE:NGG) is an international electricity and gas company and one of the largest investor-owned energy companies in the world.
In the US, National Grid delivers electricity to approximately 3.3 million customers in Massachusetts, New Hampshire, New York and Rhode Island, and manages the electricity network on Long Island under an agreement with the Long Island Power Authority (LIPA). Following the divesture of Ravenswood, National Grid no longer has an interest in merchant generation, but remains the largest investor owned power producer in New York State, owning over 4,000 megawatts of contracted electricity generation that provides power to over one million LIPA customers. It is also the largest distributor of natural gas in the northeastern U.S., serving approximately 3.4 million customers in New York, Massachusetts, New Hampshire and Rhode Island.
National Grid owns the high-voltage electricity transmission network in England and Wales and operates the system across Great Britain. It also owns and operates the high pressure gas transmission system in Britain and its distribution business delivers gas to 11 million homes and businesses. National Grid also has a number of related businesses such as LNG importation and storage, land remediation and metering.
About TransCanada
With more than 50 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines, power generation, gas storage facilities, and projects related to oil pipelines and LNG facilities. TransCanada’s network of wholly owned pipelines extends more than 59,000 kilometres (36,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 355 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, approximately 7,700 megawatts of power generation in Canada and the United States. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.
CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, National Grid’s results of operations and businesses, strategy, plans and objectives.  Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements.  These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, unseasonable weather affecting the demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates,  changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards and technological developments. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to integrate the businesses relating to announced or recently completed acquisitions with National Grid’s existing business to realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the timing and success or other impact of the sales of National Grid’s non-core businesses, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid’s pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines owned or operated by National Grid.  For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (the “SEC”) (and in particular the “Risk Factors” and “Operating and Financial Review” sections in its most recent Annual Report on Form 20-F).  Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements.  The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.